LIPIDOMICS Inc.

Lipids for treatment of inflammatory skin diseases, cosmetic and pharmaceutical products based on solid science.

Invest $100.88 minimum investment

Invest

Introduction

Lipidomics, Inc, develops cosmetics and pharmaceutical products for dry and sensitive skin a precursor to inflammatory skin conditions, such as eczema. We focus on replenishing lipids that are deficient in the skin barrier via topical application. Healthy skin depends on a unique lipid profile to form a barrier that confers protection and prevents excessive water loss, aids cell-cell communication, and regulates cutaneous homeostasis and inflammation.

All of the cosmetic creams and lotions that are on the market have multiple ingredients that trigger itch responses in people with dry and sensitive skin. Similarly, drugs that have been approved for eczema, or Atopic Dermatitis (AD), thus far suppress the immune response but have detrimental effects on skin health. Lipidomics' strategy is to maintain the integrity of the skin barrier so that the immune response is not triggered. The cosmetics approaches that have been taken to date rely on non-specific moisturizing of the skin, which is only minimally effective.

Our scientific Founders, Dr.'s Arup and Gitali Indra, have been studying fundamental skin biology and Dermatology for more than 20 years and are experts on the skin barrier. They conducted systematic studies on the lipid content of successive layers of the skin and found two lipids, which are ordinarily produced by the body, to be produced in far lower concentrations in the skin of eczema patients than in normal people. Subsequent pre-clinical studies have demonstrated that topical application of these two lipids is as effective as a standard of care treatment with steroids. Also, no toxicity has been observed in human cells at concentrations of the two lipids that far exceed those we will be using in a topical cream.

A systemic high-throughput approach to profile all of the lipids present on the skin surface of healthy subjects, and those with dry and eczematous skin has not been tried before, due to

- limited knowledge about their role in dry and diseased skin,
- lack of advanced technology for untargeted lipidomics, and
- few bioinformatics tool for big-data mining.

The Indra lab bridged this gap 6 years ago by

- developing a simple, one step non-invasive method of isolating all lipids from human skin, and
- characterizing them by using ultra-performance liquid chromatography/mass spectroscopy, and then correlating the lipid contents to the status of the disease severity and extent of skin infections by bad bacteria.

The whole process is difficult, as it requires extensive knowledge in the field, skill sets to isolate and characterize the lipids as well as indepth knowledge of data mining, all of which are now present in the academic group of Arup and Gitali Indra.

Opportunity

Dry and sensitive skin and red, painful, itchy skin afflicts 10% of the population both in US and world wide. This is a very large market. The solutions, at present, are non-specific and minimally effective or cause unacceptable side effects (e.g. steroids and skin thinning, black box warnings for Protopic and Elidel, etc). The initial product we will develop replaces naturally ocurring lipids that are critical to the normal function of the skin barrier. And they are generally recognized as safe (GRAS) by the FDA, allowing us to pursue a cosmetics-first strategy.



US Population with AD
By Age and Severity
20,000,000
18,000,000
16,000,000
14,000,000
12,000,000
10,000,000
8,000,000
6,000,000
4,000,000
2,000,000
0
US Pop with AD
Mild
Moderate
Severe
<18
adults

There has been a significant uptick in academic studies focusing on lipids and the skin in the past 5-6 years . Cosmetics companies all tell us there is increased interest in lipid-based commercial products with real science behind them.



Total Available Market (US)
By Age and Severity
$6,000,000,000
$5,000,000,000
$4,000,000,000
$3,000,000,000
$2,000,000,000
$1,000,000,000
$0
Lipidomics' Target Market
TAM, US
Mild
Moderate
Severe
<18
adults

Dry, sensitive and eczematous skin has been increasing significantly in several developed countries in recent years (e.g. 42% rise in diagnosis in the UK between 2001 and 2005). It is a particular problem in children as 20% of children worldwide are afflicted and there has been nearly a doubling of incidence in children in the US between 2000 and 2010).

- Cosmetic Market, TAM: $5 BB. SAM: $560 MM-1.4 BB. SOM: $15 MM in 3 yrs, $30 MM in 5 yrs.
- Pharmaceutical Market: TAM: $18 BB. SAM: $3-8 BB. SOM: $300 MM 3 yrs after approval.

What makes us different from our competition: Science-based approach to inflammatory skin diseases and use patents on lipids to treat same.

Progress

Based on the success of our cosmetic formulation in animal models and human skin safety data we plan a human clinical trial with cosmetic endpoints. This clinical trial is not required by the FDA, but it will support our marketing efforts. The results of the trial will help us stratify our target customer population.

Team

Arup and Gitali Indra have worked as a team for over 20 years focused on fundamental skin biology and Dermatology applications. They are world experts in lipids and the skin barrier. Michael Tippie and Arup Indra have worked together before (on a project to develop a diagnostic for HPV). Michael helped Arup incorporate Lipidomics and secure funding from the investment group ONAMI to show correlation between skin lipids and inflammatory disease. Michael is an experienced life science entrepreneur with eight startups behind him and specific skills in seed stage company creation and financing. We have excellent regulatory advice and corporate counsel.

Skills that are needed include cosmetics marketing and sales skills. Several Advisors to the Company have world-class skills in these areas, and are contributing to strategy, but they are not able to join the Company until such time as we can pay them current compensation.

The equity is split 72% between the Indras and 28% to Michael Tippie, at present. We are in the process of creating a 20% option pool to motivate Consultants and Employees of the Company.

We plan to recruit talent on the scientific side through the reputation and relationships of the Indras and our Scientific Advisory Board. On the business side we are constantly searching for talent that will help us market and brand our cosmetic products, as well as lead the company into substantial revenue generation.



Arup K. Indra, Ph.D. Founder, Chair, SAB

Over 23 years of experience in skin biology, mouse genetics and in mechanisms underlying the development of inflmmatory skin diseases. PhD, Bose Institute (3rd top institute in INDIA) and 9.5 years of Post Doctoral training in IGBMC, France (one of the top 3 institutes in the world for research on molecular biology) with Prof Pierre Chambon, guru of retinoic acids and nuclear hormone receptors. Currently an Associate Professor of Pharmaceutical Sciences in the College of Pharmacy in Oregon State University (OSU) and an Adjunct associate in the Department of Dermatology at Oregon Health & Science University (OHSU). In collaboration with Gitali Indra, he has established a “lipidomic” approach for profiling skin lipids and predicting disease progression in human AD patients and paved a path towards personalized medicine.

How is Arup making the business stronger: Identifying lipids that are important to maintain a soft, healthy and glossy skin, improve skin health and luster, generate simple formulation with minimal components for dry and eczematous skin.



Michael A. Tippie CEO

Experienced life science CEO and Executive. Most recent success—TomegaVax, merged with Vir Biotechnology 9/16, $500 MM Series A 10/17. 7 other senior executive life science roles, $500 MM raised, many strategic alliances. Venture experience in megafund (Norwest Venture Partners) and seed stage funds focused on life science company creation. MS, Chemistry; MBA, MIT.

How is Michael making the business stronger: Building a team of excellence, raising money, presenting to potential strategic partners for developing a OTC skin care products to treat dry, sensisitive and itchy skin.



Gitali G. Indra, Ph.D. Chief Scientific Officer

Over 23 years of experience in skin biology, mouse genetics and in mechanisms underlying cutaneous wound healing, tissue regeneration and remodeling. PhD, IGBMC, CNRS-ULP, France and Post-Doctoral training in IGBMC, France (top 3 institutes in the world for research on molecular biology) under able guidance of two eminent scientists: cancer biologist Dr. Bohdan Wasylyk and skin biologist Dr. Elizabeth Labouase, respectively. Currently an Associate Professor of Pharmaceutical Sciences in the College of Pharmacy in Oregon State University (OSU) and member of the Knight Cancer Institute, OHSU.

How is Gitali making the business stronger: In collaboration with Arup Indra, she has established a “lipidomic” approach for profiling skin lipids and predicting disease progression in human AD patients. She is developing simple assays to test the efficacy of lipid formulation to prevent dry and eczematous skin.



Eric L. Simpson, M.D. Leader of initial human clinical trial, cosmetic endpoints. M.D., University of Texas Southwestern Medical School

Eric practices medical Dermatology with special interests in chronic inflammatory skin diseases and skin cancer. He is actively involved in clinical research and is funded by the National Institutes of Health and industry partners to study new approaches to chronic skin disease treatment and prevention. Eric has been personally involved in several clinical studies utilizing emollients, lotions and creams as well as biologics, such as Dupilumab, the most recent drug approved for the prevention and treatment of atopic dermatitis (AD).

How is Eric making the business stronger: As director of the clinical trials in Dermatology at OHSU, he will be conducting a Phase I clinical study with the lipid formulation on AD subjects to determine the efficacy of the identified lipids to mitigate dry skin and prevent AD-development in human subjects.

Other Important Information

The roadmap is to market a cosmetic product that shows significant reduction in key pain points for eczema sufferers. We will demonstrate that with a clinical trial and use the data so generated for a sophisticated marketing effort with emphasis on internet-based marketing and sales. A $2.5 MM raise is planned for the fall of 2018 to fund the launch of the cosmetic product, and a $3 MM expansion financing is planned for late 2019 to further ramp sales of the initial cosmetic product and bring additional products through development. Once we have substantial revenues on the cosmetics side, we will consider developing pharmaceutical products that come out of our scientific focus on the skin barrier. We forecast $15 MM of revenues in 2021, at which point our cosmetics effort will be an acquisition candidate for a large multinational cosmetics company.

Advisors

Most well known advisors:

SCIENCE SIDE



John Hanifin M.D.

Residency in UCSF, Dermatology. Professor of Dermatology, OHSU

Dr. Hanifin is an internationally recognized expert in the research and treatment of atopic dermatitis. He is a valued member of the research community, respected for his investigations into the clinical, biological and genetic aspects of the atopic diseases, as well as other allergic and inflammatory conditions. He will be a member of the SAB.



Teri Greiling M.D., Ph.D.

Residency in Yale University. Assistant Professor, Dermatology, OHSU.

Sees patients from across a wide spectrum of dermatologic diseases and has a special interest in autoimmunity and rare skin disorders. She will be a member of the SAB, part of the team to coordinate the clinical trials and will also help with the study design for the lipid studies.

BUSINESS SIDE
Denise DeBaun
Currently consulting and Venture Partner, Inventages. Fomerly VP, Marketing, Calvin Klein Cosmetics (acq. Unilever), Warner-Lauren Cosmetics (acq L'Oreal), Parfums Stern (acq. Avon).

Marie-Alice Dibon. PharmD.
Currently Stategy and Communication in the Life Sciences, Premium Beauty News, Formerly Director, R and D of Darja Labs and Aroma Vera.

Be a part of Lipidomics, Inc.

This is an offering of Common Stock, under registration exemption 4(a)(6), in Lipidomics, Inc.. This offering must raise at least $10,000 by October 1, 2018 at 11:59pm ET. If this offering doesn't reach its *target*, then your money will be refunded. Lipidomics, Inc. may issue additional securities to raise up to $106,999, the offering's *maximum*.

$0 raised

$10,000 minimum

If the offering is successful at raising the maximum amount, then the company's implied valuation after the offering (sometimes called its *post-money valuation*) will be:

1,444,043 shares × $1.94 per share
= $2,801,443 implied valuation

Pitch Deck

OSU Oregon State University | OSU LINUS PAULING INSTITUTE OREGON STATE UNIVERSITY | OREGON HEALTH & SCIENCE UNIVERSITY

Lipidomics Inc.

Exploiting a paradigm shift in dermatologic immunology
June-2018

Opportunity..

Measurement of skin lipid composition in a fast, reliable, reproducible and non-invasive manner.

Great tool to detect onset of atopic dermatitis/ eczema pathogenesis and characterize eczema subtypes in humans

Products:

- Cosmetics (indications: redness, itching amelioration)
- Theranostic tests (protected by strong IP)
- Derm Pharmaceuticals (Use patents, patient stratification)

Team

- **Arup Indra, PhD:** Co-founder and Chairman SAB, Lipidomics Inc. 25 years of experience in dermatological research. Professor at OSU-OHSU College of Pharmacy, Department of Dermatology, OHSU, Co-director OHSU-OSU Cancer Prevention and Control Initiative.
- **Michael Tippie, MS, MBA:** CEO, Lipidomics Inc. Serial entrepreneur with 8 startups and 2 IPO's, numerous venture financings. Most recently CEO TomegaVax, acq. Vir Biotechnologies with subsequent $500 MM Series A financing.
- **Gitali Indra, PhD:** Co-founder and COO, Lipidomics Inc. 25 years of experience in dermatological research. Professor at OSU-OHSU College of Pharmacy, Member, Knight Cancer Institute, OHSU
- *Additions 2018: Product Manager, Cosmetics; SAB and BOD members*

Disease Focus

- Although our initial focus is on eczema, we would like to expand to other immunological, inflammatory skin disorders such as psoriasis, ichthyosis and rosacea.
- Each of these diseases will require separate lipid based products.

ATOPIC DERMATITIS (AD)




- **Atopic dermatitis** or **eczema** is a chronic itch and inflammatory disease of the skin primarily seen in the pediatric age group and adults are equally affected.
- Is very common and US recorded a prevalence of > 10% for non-specific eczema disease and ≈6% for atopic dermatitis.



- Characterized by dry skin, pruritus, erythema, edema, scaling, excoriations, oozing, lichenification.

AD is marked by increased proliferation/differentiation and impaired skin barrier functions and altered repertoire of inflammation

$18 BB TAM

$5 BB TAM, Cosmetics Pharmaceuticals

AD is Not Just an Inconvenience

- Atopic March. **Patients suffering from severe AD eventually progress to develop asthma and allergic rhinitis.**
- Higher rate of cardiovascular disease. **48% of adults with AD (and without known cardiovascular disease) vs. 21% of healthy controls have coronary plaques. (Hjuler, et. al. , American Journal of Medicine, 2015: 128, 1325-1334).**

Mechanistically, increased levels of TNF-α, IL-17, and IL-22 are thought to contribute to the increased cardiovascular risk

Older Therapies: Significant Toxicity

- Corticosteroids. **Prolonged use leads to skin thinning.** "Systemic steroids should be avoided if possible for the treatment of AD. Their use should be exclusively reserved for acute, severe exacerbations and as a short-term bridge therapy to other systemic, steroid-sparing therapy."*
- *Anti Cancer Drugs: Methotrexate, Cyclosporin.* ***Highly toxic***
- *Immune system modultors: Azothiopine, Interferon Gamma.* ***Suppression of bone marrow, induction of cancer, flu like symptoms, bleeding.***

* aad.org/practicecenter/quality/clinical-guidelines/atopic-dermatitis/phototherapy-and-systemic-agents/recommendations-for-systemic-immunomodulatory-agents#sthash.jwHZGP5e.dpuf

Newer Drugs for AD

Products	Brand Name	Mfr	Mode of Admin	Approval Date	MOA	Side Effects	Cost
Tacrolimus	Protopic	Astellas	Cream	2000	Calcineurin inhibitor, Immune Suppressant	Burning on skin (50%)	$264/tube
Pimicrolimus	Elidel	Novartis	Cream	2001	T cell inhibitor, immune suppressant	Burning on skin (10%). Black box warning Lymph, skin cancer	$76/tube
Crisaborole	Eucrisa	Pfizer	Cream	2016	PDE-4 inhibitor	Pain at app site (1%)	$580/tube
Dupilumab	Dupixent	Regeneron	Injectable	2017	Modulates IL-4 and IL-13 pathways	Cols symptoms (25%); Rash (16%); Headache (16%)	$30 K/year

Other Lipid and Microbiome Strategies

Products	Brand Name	Mfr	Mode of Admin	Clinical Dev Stage	MOA	Finance
Dihomo-gamma-linolenic acid (DGLA) and derivatives	DS-107 (DGLA) DE-109 (15-Hydroxyeicosatrienoic acid)	**DS Pharma** Dublin, Ireland (dsbiopharma.com)	Oral Topical Oral	DS-107 Phase IIB, oral and topical DS-109: Ph I, topical	Regulation of Prostaglandin D supply	12 MM Euros raised to date
Ammonia oxidizing bacteria (AOB) Nitrosomonas eutrophe Cosmetic Product	B244 MotherDirt	**AO Biome** Boston, SF (aobiome.com)	Topical Intranasal Mist	Phase I for Eczema/Pruritis. Phase II trials for Hypertension and Acne, Episodic Migraine On Market	AOB produce nitric oxide, regulates inflammation and vasodilation. Supplements essential bacteria that produces lipids to restore barrier.	$30 MM Series C/Corporate Deal: iCarbonX, China. Angel round ($630 K), 2013. Series A, VC 2014 Series B, VC 2015
MSB-01 Bacteria	None	**Matrisys Bioscience** San Diego (matrisysbio.com)	Topical	Phase I/II for Actinic Dermatitis	*S. hominis and S. epidermidis* produces antimicrobial peptides that can kill skin pathogens e.g. *S. aureus*	$1.5 MM, Tech Coast Angels 1/17. NIH Funding for Clinical Trials

Introduction : Paradigm Shift (Indra Lab)



DAMAGE
EXTERNAL INSULTS
Skin homeostasis
Inflammation
Barrier Integrity
ATOPIC DERMATITIS

(Elias et al., JACI 2008; Wang et al., PloS One 2012)

Introduction (Continued)

Lipids are Key Players in Skin Barrier Maintenance



Normal skin barrier
Lamellar bilayer



Stratum corneum lipid content by weight
Others (TGs, SMs)
Free fatty acid 10%
Ceramides 50%
Cholesterol 25%



R = H
ceramide
R = phosphocholine
sphingomyelin

- Retain moisture within the body and keep it hydrated.
- Protect our body against external irritation and infection.

(Feingold et al., Biochim et Biophys Acta 2014)

Immunology of AD—Complex and Rapidly Evolving Story

- ✓ Almost always characterized by strong activation of Th2 responses. , IgE production, mast cell hyperactivity, and dendritic cell signaling are also important.
- ✓ Th22, Th17/IL-23, and Th1 cytokine pathways likely play a role in the disease, particularly in some AD subtypes
- ✓ Among Th2 immune mediators, IL-4 and IL-13 have been demonstrated to play a key role in AD pathogenesis.
- ✓ Genetically, AD has been shown to be associated with IL-4 and IL-13 polymorphisms
- ✓ IL-4 decreases expression of multiple genes in the epidermal differentiation complex that regulates epidermal barrier function.
- ✓ Keratinocytes differentiated in the presence of IL-4 and IL-13 exhibited significantly reduced filaggrin (FLG) gene expression, even in patients without FLG mutations.
- ✓ Aside from FLG, loricrin and involucrin are also downregulated in AD skin by IL-4 and IL-13, contributing to a defective skin barrier in patients with AD

Consequences of Immune system breakdown in AD

Lipid metabolism changes

- Th2 polarization globally changes lipid metabolism in the skin and reduce lipid carbon chain length.
- Short chain length lipids are highly detrimental to the formation of tightly packed impermeable lipid lamellae—the key to barrier function.

Microbial environment changes

- Th2 polarization facilitates Staphylococcus aureus binding and colonization
- IL-4 and IL-13 inhibit skin production of antimicrobial peptides (AMPs), 56 predisposing AD skin to *S aureus* infections.
- Microbe sensing by the innate immune system is interrelated with AD pathogenesis.

Vicious Cycle of *S.aureus* in Atopic Dermatitis



~50% AD patients with *S.aureus* colonization




T. Cells
B. Cells
Superantigens
IgE
Increased S. aureus
Mast Cells/ Langerhans Cells
Damaged Skin Barrier
Mediators of inflammation
AD

(Leung DYM, Acta Derm Venereol,2005)

Replenishment of the Barrier in AD: a Key Opportunity

- No detailed understanding exists, to date, of how to affect AD severity by targeting lipid metabolic processes to preserve or restore normal skin lipid composition.
- One Company, DS Pharma in Ireland, is in clinical development with an endogenous lipid, deficient in AD Patients: dihomo gamma linolenic acid (DGLA). Phase IIb trials with both oral and topical formulations are underway.
- Lipidomics approach, and animal data to date, presents an alternative strategy.

Identifying Lipids Deficient in AD Patients


Sphingolipids
Cholesterol
Free Fatty Acids
Triglyceride
Tape stripping
Sampling discs collection
Lipid Extraction
Lipidomics analysis (Mass Spectrometry)
#5-#8 discs
Normal Individual
eczema patient
Time, min

Altered Lipid subgroups in eczema patients—Correlation Data

AD SUBGROUPS	% Affected	Emollient or cream base containing oil/water emulsion	COST
GROUP I	70%	Lipids A and B	LEAST
GROUP II	15-20%	A,B, C, D and E	MORE
GROUP III	10-15%	A,B, C, D, E, F, G, H and I	MOST

Positive effects of lipid treatments on dry, itchy skin (Eczema)

Normal Eczema Hydrocortisone Lipids


Cortizone-10
Lipobelle

Lipid treatment reduces
- ❖Redness
- ❖Dryness
- ❖Itchiness
- ❖Inflammation
- ❖Pruritis

Lipid treatment avoids
- ❖ Skin thinning
- ❖ Skin atrophy
- ❖ Collagen degradation
- ❖ Skin ageing

Confidential and proprietary

Lipid treatments prevents Trans epidermal water loss (TEWL) in Eczema


TEWL g/hm2
20
15
10
5
0
*
Normal
Cortisone
Lipids
Eczema
Cortizone-10
Lipobelle

* p < 0.01

Lipid treatment improves
- ❖Skin tone
- ❖Skin hydration
- ❖Skin health
- ❖Skin gloss

Confidential and proprietary

Both Lipids have minimal effects on primary human epidermal cells and minimizes sensitivity on human skin


% Cell Survival
125
100
75
50
25
0
-3
-2
-1
0
1
log[Dose] (μM)
Lipid A
Lipid B
% Cell Survival
log[Lipid B] (μM)
Lipid B + 3.16 uM Lipid A
Lipid B + 0.316 uM Lipid A
Lipid B + 0.0031 uM Lipid A

Confidential and proprietary

Intellectual Property Strategy

- Provisional patent filed March, 2016.
- Key claims: A method for determining a lipid imbalance in a subject, comprising:
  - providing one or more tape strips comprising a skin surface sample obtained from the subject; extracting epidermal lipids from the skin surface sample;
  - detecting a composition of lipids present in the extracted sample;
  - comparing the composition of lipids to a control, wherein a difference in the composition of lipids as compared to the control identifies the lipid imbalance in the subject.
  - The method of above claim, further comprising providing a therapeutic composition formulated to ameliorate the lipid present in the skin lipid deficiency category, wherein the composition comprises as described earlier.
- **Schwabe, Williamson & Wyatt, Patent Counsel**

Milestones

2018

- Animal efficacy data
- In Vitro Human skin data
- Cosmetic human clinical study
- $3 MM financing
- Marketing team and Product Manager hired

2019

- Cosmetic product launch
- $1.0 MM in product revenues
- Sustained marketing efforts
- Second cosmetic clinical and results published

2020

- $6 MM in product revenues
- Second cosmetic product launched

2021

- $10 MM in product revenues
- Profitability achieved
- Valuation at 10X EBITDA: $43 MM
- $15 MM financing to develop Drug products

Relevant Cosmetic Exits

2015

- Unilever acquisitions of REN Skincare in 2015 on revenues of $39 MM. Purchase price not disclosed.
- Unilever acquisition of Dermalogica at 2014 sales of $240 MM in 2015. Purchase price not disclosed.

2016

- L'Oreal acquisition of IT Cosmetics. $ 1.2 BB. 2016 run rate of $182 MM in sales. Up from just $1 MM in 2010.
- Estee Lauder acquisition of BECCA (cosmetics for darker skin tones) for ca. $200 MM on revenues of $80 MM in 2016.
- Stroer Group acq. M.Asam for $39 MM

2017

- Coty, acquired 60% stake in Younique for $600 MM, Jan, 2017. Younique sales of $400 MM in 2016.

Four year Projections
$ in MM

	2018	2019	2020	2021
Revenues	0	1.11	6.84	11.75
Expenses	0.016	2.36	9.46	7.42
Net Income	(0.016)	(1.25)	(2.62)	4.33

Summary

- Paradigm shift in Immunology/Dermatology allows for unique business opportunity
- Unexploited niche—scientifically improving barrier function with lipids
- Cosmetic first strategy to get to early revenues
- Cosmetic target market: 70% of eczema patients. TAM, $5 BB
- Profitable cosmetics business in 3 years with $3.0 MM in investment
- Pharmaceutical upside from theranostic-guided therapy on remaining 30% of eczema patients. TAM $18 BB

Download Pitch Deck

Financials

The primary use of proceeds for this offering is:

1) To fund a clinical trial described below ($60,000);

2) To pay a license fee to OSU for an option to license the intellectual property related to lipids in inflammatory skin diseases that the Indras have developed at OSU ($1,000 for the option for 120 days and $10,000 for the full license and patent costs); and

3) We plan to use the remainder of the funds from this offering for document, accounting and legal preparation, to raise a larger round ($2.5-$3 million) to commercialize the first cosmetic product on the strength of the results of the clinical study described below as well as to recruit (or obtain commitments to join the company on $2.5-3 million financing) a Cosmetics Product Manager as well as an experienced marketing team to launch our first cosmetic product. None of the funds raised in the present offering will be used for salaries for the founders, or for reimbursement of past expenses incurred by the founders.

We plan to conduct a human clinical study with cosmetic endpoints in 30 patients. In the clinical study we will be studying the efficacy of using the two lipids (lipids that we have previously shown to be deficient in 70% of eczema patients, and which are considered generally recognized as safe (GRAS) by the FDA) to reduce transepidermal water loss and other surrogate markers that are relevant to relieving symptoms of patients with eczema, without making pharmaceutical claims. This clinical trial focused on cosmetic endpoints will be conducted by Eric Simpson, MD, a renowned expert in eczema and studies of inflammatory skin conditions at OHSU.

The milestones and overall strategy for the future are:

2018, Summer: Raise $107,000 offering, use proceeds to fund a clinical trial and execute an Option to license the key technology and to work on the next round of financing.

2018, Fall - 2019 Winter. Raise $2.5-3 million in order to recruit a product manager and marketing team to execute a launch of cosmetics product in 2019.

2019: Launch product, start development work on second cosmetic product. Recruit cosmetics veteran CEO with acquisition and/or IPO experience.

2020: Raise additional $3 million round. Ramp growth of first product, launch second cosmetics product.

2021: Obtain profitability. Consider spinning off pharmaceutical business.

2022: Evaluate exit possibilities for the cosmetics business.

- Income statement
- Balance sheet
- Cash flow statement
- Change in equity statement
- Executive certification

Lipidomics, Inc.'s SEC filings

The Offering Statement is a formal description of the company and this transaction. It's filed with the SEC to comply with the requirements of exemption 4(a)(6) of the Securities Act of 1933.

- Latest offering statement

Ask Lipidomics, Inc. a question

Proofread your comment before submitting: once it's posted, you can't edit or delete it. For the fastest help with the web site, email help@netcapital.com instead of commenting.

Type your question or comment here

Post

Understand the risks

Be sure to understand the risks of this type of investment. No regulatory body (not the SEC, not any state regulator) has passed upon the merits of or given its approval to the securities, the terms of the offering, or the accuracy or completeness of any offering materials or information posted herein. That's typical for Regulation CF offerings like this one.

Neither Netcapital nor any of its directors, officers, employees, representatives, affiliates, or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.